January 30, 2009

Sean T. Erwin, Chief Executive Officer
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, Georgia 30005

    RE: **Neenah Paper, Inc.**
         Form 10-K FYE 12/31/07
         File No. 1-32240

Dear Mr. Erwin:

   We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds,
Associate Director